

October 5, 2011

Via E-mail
Pol Brisset
Chief Executive Officer
Buckeye Oil & Gas, Inc.
8275 S. Eastern Avenue, Suite 200
Las Vegas, Nevada 89123

> **Re:** **Buckeye Oil & Gas, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 8, 2011**
> **File No. 333-176729**

Dear Mr. Brisset:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   On page 28, you state that on May 16, 2011 you entered into an agreement with Pioneer Marketing Group, Ltd. relating to the farmout agreement with Luxor. Please describe any material relationships between your company and Pioneer, as applicable. In addition, please provide your analysis as to why you have not filed the agreement with Pioneer as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. In this regard we note that Pioneer is required to equally fund and participate in Buckeye Canada's obligations under the Luxor agreement.

2.   We note that some share numbers in your filing do not give retroactive effect to the 17-to-1 stock split. For example, the 9 million shares referenced in Note 4 on page F-9 appear to be expressed as a pre-split amount, in contrast with other statements in the filing, including the 153 million share issuance recorded on the Statement of

Shareholders' Equity. Please ensure that the stock split is given retroactive effect throughout the prospectus.

Cover Page

3.   Your cover page statement regarding the offering price indicates the shares will be offered at fluctuating prices. However, in numerous locations in the prospectus, you state that the initial offering price will be $.25 per share. Please reconcile the disclosure.

Risk Factors

General

4.   We note that you will be exempt from the auditor attestation requirements concerning any report provided by management on the effectiveness of your internal controls over financial reporting so long as you are a smaller reporting company. Please tell us what consideration you have given to including a separate risk factor discussing this matter. It would be appropriate to place a risk factor discussing these matters under a subcaption that immediately follows risk subcaption heading no. 26 on page 20.

"Since our directors work for other natural resource exploration companies, their other activities for those other companies…", page 16

5.   Please revise the disclosure under this subcaption to identify the director currently employed by another natural resource exploration company. You should also identify this other company. In the body of the prospectus describe in detail material conflicts (in addition to the limitations on the amount of time your director may devote to your business) that may arise due to your director's employment with the other company. For example you should discuss the doctrine of corporate opportunities and how it applies to the director in his capacity with the other natural resources company. Discuss how this may adversely affect your company. In the body of the prospectus, describe the procedure you expect the director will follow in presenting corporate opportunities.

Other

6.   We note that you have a very limited number of shareholders and it would appear the number of record shareholders is likely to remain less than 300 for the foreseeable future. Tell us what consideration you have given to informing potential investors that the company may subsequently elect to de-register its shares under the Exchange Act and suspend its reporting obligations. To the extent you believe these conditions present a material risk, please describe the uncertainty and the resulting risk in an appropriately captioned paragraph.

Selling Security Holders, page 22

7.   In footnote 1 to the table you indicate that the referenced shares were acquired by the selling security holders in sales under a prior registration statement. In your response letter please explain why the offers and sales of those shares are being registered in this filing rather than conducted in reliance on Section 4(a)(1) of the Securities Act. To the extent any of those sellers have entered into arrangements with the company affiliates from whom they acquired the securities, please ensure that those arrangements or relationships are described in the prospectus.

Description of Business

Farmout and Participation Agreement with Luxor, page 28

8.   Please tell us whether there are any related party interests amongst the company, Luxor Oil & Gas or Pioneer Marketing Group.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

General

9.   We note from your disclosures on page 43 that in July and September 2011 you entered into service agreements with Messrs. Dhinsa and Brisset whereby you will pay annual compensation fees of CDN $6,000 and CDN $30,000, respectively. Considering your future compensation costs will differ materially from those included in your historical financial statements, revise to include a discussion of these agreements and their impact on your future results of operations and liquidity in your MD&A disclosures.

Plan of Operation, page 38

10.   Please revise your document to report as of the date of your amended filing the status of the Valhalla Well and the drilling of the Spirit Rycroft Property. For example, describe the status of the fracturing of the Valhalla well the status and results of the flow test for that well. We note that you referenced certain milestones that you anticipated completing by the end of September 2011.

Directors, Executive Officers, Promoters and Control Persons

Business Experience, page 41

11.   Please expand Mr. Dhinsa's biography to identify the oil and gas company in Alberta, Canada for which he provides consulting services.

Financial Statements

12.   Please update your financial statements and related disclosures pursuant to Rule 8-08 of Regulation S-X.

13.   We note your discussion on page 28 regarding the June 2, 2011 Stock Purchase Agreement that resulted in a change in control of the company and the subsequent purchase of Buckeye Oil & Gas (Canada) on June 23, 2011. Please tell us the following with regards to these agreements:

- Explain further how you accounted for <u>each</u> of these transactions and provide the specific accounting guidance that you relied upon;
- Tell us how you determined the fair value of the 400,000 shares issued in the Buckeye acquisition and specifically address in your response how you considered SAB Topic 5.G;
- Tell us when Buckeye Oil & Gas began their operations;
- Tell us your consideration to include the historical financial statements of Buckeye Oil & Gas as the company's predecessor or alternatively tell us why you have not provided the financial information required by Rule 8-04 and Rule 8-05 of Regulation S-X; and
- Tell us how you considered the guidance in Rule 4-10 of Regulation S-X.

Note 8. Subsequent Events, page F-10

14.   Revise the filing to disclose the date through which subsequent events have been evaluated, and state whether that date is the date the financial statements were issued or the date the financial statements were available for issuance pursuant to ASC 855-10-50-1.

Recent Sales of Unregistered Securities, page 61

15.   This section should contain information responsive to Item 701 of Regulation S-K with respect to all unregistered issuances of securities by the company during the past three years. We note that the disclosure is currently limited to the shares sold in reliance upon Regulation S. However, unregistered issuances also occurred on March 12, and November 16, 2010. Please ensure that all of the information required by Item 701, including the factual basis on which the company bases its conclusion that the exemption relied upon was available, is provided with respect to each unregistered sale during the three-year period.

Exhibits, page 61

16.   Exhibit 5.1 refers to Nevada law, and the legal conclusions expressed in the opinion letter are limited to Nevada law, and the current federal securities laws of the United States. The facing sheet of the registration statement, as well as the copies of the articles of

incorporation and amendments thereto, indicate that the company is incorporated under the laws of Florida. Please request that counsel provide a revised opinion given under the laws of your jurisdiction of incorporation.

<u>Undertakings, page 62</u>

17.   Given the nature of your offering (i.e. an offering of securities by existing shareholders), it is unclear why you have included the undertaking set forth in Item 512(a)(6) of Regulation S-K, which relates to a registrant's liability to purchasers in the initial distribution of securities. Please advise, or revise your document to include only those undertakings applicable to your offering.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or me at (202) 551 3462 with any other questions. If you require further assistance thereafter, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
        David Lubin, Esq.
        David Lubin & Associates, PLLC